Nelson Mullins Riley & Scarborough LLP
Attorneys and Counselors at Law	Charles D. Vaughn
999 Peachtree Street, NE / 14th Floor / Atlanta, Georgia 30309-3964	404.817.6189
Tel: 404.817.6000 Fax: 404.817.6050	charles.vaughn@nelsonmullins.com
www.nelsonmullins.com

September 6, 2006

Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

RE:	Goldleaf Financial Solutions, Inc. (f/k/a Private Business, Inc.)
Registration Statement on Form S-1/A
File No. 333-133542
Filed August 22, 2006

Dear Ms. Jacobs:

        On behalf of Goldleaf Financial Solutions, Inc. (“Goldleaf”), this letter responds to the comment letter dated September 5, 2006 regarding the registration statement of Goldleaf referenced above. To be consistent with the style used in the registration statement, the terms “we” and “our” in this letter refer to Goldleaf rather than this law firm. As has been the case with all of the letters we have filed in response to the Staff’s comments on Goldleaf’s SEC filings, the responses in this letter are based on representations made by Goldleaf management to this law firm for the purpose of preparing this letter. Based on my telephone conversation with Mr. Ingram earlier today, we are filing this comment letter response via Edgar without filing an accompanying amendment to the S-1 registration statement.

        Our responses to your numbered comments are as follows:

General

1.	In your next amendment, please be sure to file all exhibits that have not yet been filed, including the legality opinion.

Response

We will comply with this comment in the next amendment to the S-1 registration statement we file.

Atlanta o Charleston o Charlotte o Columbia o Greenville o Myrtle Beach o Raleigh o Winston-Salem o Washington, DC

Barbara C. Jacobs
September 6, 2006

Principal Shareholders, page 75

2.	Please update the beneficial ownership to the latest date practicable.

We will comply with this comment in the next amendment to the S-1 registration statement we file. We will also update other factual information in the registration statement, such as the number of our employees, to a recent date.

Response

Material U.S. Federal Income Tax Consideration for Non U.S. Holders of Common Stock, page 94

3.	We note the disclosure in the final paragraph of page 97. Because investors should be able to rely on all information in the registration statement, this statement should be removed.

Response

We have deleted the referenced paragraph in response to this comment.

Goldleaf Financial Solutions, Inc.

Notes to Consolidated Financial Statements — Unaudited

D.  Acquisitions. Pages, F-17 and F-18

1.	We note that during the quarter ended June 30, 2006 you revised your purchase price allocations for the P.T.C. Banking Systems and Goldleaf Technologies acquisitions based on updated analysis. Tell us how you determined that adjustments to your prior allocations were appropriate and the methodology used to make these determinations. In particular, describe the reasons for the changes in each of the GTI intangible assets and the deferred tax asset and provide us with your analysis related to these assets. Tell us and disclose any additional information you intend to obtain for the purpose of finalizing your purchase price allocation and when you expect to finalize the allocation. Discuss the manner in which the additional information is expected to impact your purchase price allocation and its impact on your future results of operations. Explain how you have complied with the disclosures required by paragraph 51.h. of SFAS No. 141.

Response

In our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, the quarter in which we acquired PTC and GTI, we included a preliminary purchase price allocation based on information then available to us. We estimated the preliminary fair values based on our management’s historical experience with previous acquisitions. On page 8 of that Quarterly Report, we noted that the valuation was preliminary, and we stated: “The Company will engage an independent third party to assist in the identification and valuation of identifiable intangible assets, which is expected to be completed by June 30, 2006.” In April 2006, we engaged a third party valuation firm to work with us to complete a valuation of the intangible assets acquired in both acquisitions.

Barbara C. Jacobs
September 6, 2006

With respect to the GTI intangible assets, please see the following table showing the values for GTI at March 31 and June 30, 2006:

	Value	Value
	at 3/31/06	at 6/30/06
Customer List	$5,000,000	$3,290,000
Acquired Technology	$2,000,000	$3,090,000
Tradename/Tradmarks	$1,000,000	$4,470,000
Non-competes	$500,000	$1,300,000
Product Patents	$2,000,000	- 0 -

The changes in each identified intangible asset above, except for the product patents, are based on specific fair value measurement methodologies employed by the valuation experts, with which we concurred. With respect to the product patents, we initially determined that GTI had filed with the United States Patent and Trademark Office a patent application and a related continuation-in-part covering an invention related to remote check deposits. In making our preliminary valuation, we believed that GTI would be able to obtain the patent and continuation in the relatively near future. On further investigation, however, we determined that other companies have filed similar patent applications. In light of this information, we determined that GTI may be unable to obtain the patent and continuation, and even if GTI does so, it is likely to take substantially longer to obtain them than we originally anticipated. Accordingly, in our final valuation we did not assign any value to this intangible asset.

The change in the deferred tax asset total from the preliminary amount of $1.25 million to the final amount of $171,000 is due to our completing a detailed analysis of GTI’s deferred tax attributes. Because GTI had historically experienced losses each year, all deferred tax assets were fully reserved. At the end of 2005, based on the audited GTI financial statements, GTI had approximately $1.7 million in deferred tax assets for which a full valuation allowance was in place. In estimating the opening balance sheet deferred tax asset of $1.25 million, we believed that some portion of the historical deferred tax asset would be limited due to section 382 of the Internal Revenue Code, which limits the use of historical net operating losses for the acquired company when there has been a change in control. Upon completing our analysis of deferred taxes in the second quarter of 2006, we determined that the method of acquisition (i.e., stock acquisition) created a significant unfavorable difference between the book and tax bases for amortizable intangible assets, which created a large deferred tax liability. This deferred tax liability largely offset the deferred tax asset that we had previously estimated.

We believe that our purchase price allocations are substantially complete, and we expect to finalize them by the time we file our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006. We will disclose in that report any material adjustments we make.

SFAS No. 141, paragraph 51 h. requires companies to disclose when a purchase price is not finalized and why. As stated above, we believe that we complied with this requirement in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006. In our Form 10-Q for the second quarter ended June 30, 2006, we updated our detailed purchase price allocation and provided a summary of the effect of the changes for both PTC and GTI in the text of the footnote. Therefore, we believe we have satisfied the

Barbara C. Jacobs
September 6, 2006

second requirement of paragraph 51 h., which requires companies to disclose the nature and amount of any material adjustments made to the initial purchase price allocation.

ACH Manager and Client (“ACH”) and Remote Deposit Revenue, pages F-18 and F-19

2.	We note that as a result of modifications to certain customer agreements that the revenue recognition model being applied for ACH Manager and Client and Remote Deposit Revenue has changed to SOP 97-2 and that you began recognizing the up-front fees upon customer implementation. Disclosure within the Goldleaf Technologies, Inc. audited financial statements (page F-68) states that the up-front fees were deferred and recognized over the estimated life of the customer relationship because the Company had “not established sufficient evidence of stand-alone value of the distinct elements of the arrangement.” Tell us when, and by what method, VSOE was established for the various elements included in these arrangements in order to permit upfront recognition of the up-front fees under SOP 97-2. In addition, we note that you quantify the impact on second quarter revenues from modifications to first quarter contracts. Revise to also disclose what impact, if any, this change had on revenue in the second quarter and is expected to have in future periods.

Response

GTI delivers its ACH Client and Remote Deposit products primarily via an application service provider (“ASP”) platform on which GTI hosts the products for its clients’ use. In addition, GTI has also developed and maintains ACH and Remote Deposit software that it can deliver to the client and install at the client’s location (i.e., on an “in-house basis”). Although GTI has clients who have taken delivery of the software on an in-house basis, GTI’s ASP contracts historically did not include language that allowed for in-house use. Because of this omission, under EITF No. 00-3, SOP 97-2 did not apply. Instead, GTI followed EITF 00-21, as disclosed in GTI’s audited financial statements.

Following our acquisition of GTI on January 31, 2006, our management began the process of evaluating the GTI contract language for all GTI products. In April 2006, in keeping with our company policy of offering our products on both an ASP and an in-house basis where possible, management decided to modify the contract language for its ACH and Remote Deposit products to state explicitly that the customer has the right to request both the ACH Client and Remote Deposit products on an in-house basis without substantial penalty. Management directed our contracting personnel and our legal department to update the standard contract language and disseminate the language to our sales force for use with all prospective clients. Also in April 2006, management directed our contracting personnel to send amendment letters to each of the bank customers to which GTI had sold ACH Client and Remote Deposit products in February and March 2006 (i.e. post-acquisition). These amendment letters notified each customer of its right to take possession of the software on an in-house basis.

After completing this process, we determined that revenue recognition for these contracts was properly determined under SOP 97-2. Once we made this determination, we categorized each element of the ACH Client and Remote Deposit products as follows: up-front license fee, annual software maintenance fee, annual hosting fee, per originator per month fees, training fees and per transaction fees. We completed this categorization of each contract element and the establishment of VSOE in April 2006. The following table lists each element and the method used to establish it:

Barbara C. Jacobs
September 6, 2006

Contract Element	Method for VSOE

Up-front license fee	No VSOE established; residual method applicable because all
other undelivered elements have VSOE.

Annual maintenance fee	16% of undiscounted license fee is GTI's established list
price. Maintenance is optional per GTI's contractual terms,
thus maintenance is sold separately as renewals come due.
We are able to prevent those customers who choose not to
purchase maintenance from receiving unspecified upgrades or
enhancements, regardless of whether they are using the ASP
model or the in-house software. Also, management intends to
price all maintenance fees at this price subsequent to April
2006. (See below for our consideration of VSOE under SOP
97-2.)

Annual hosting fee	4% of undiscounted up-front license fee is GTI's established list price. Hosting is optional, as discussed above, and
renewals of hosting services are priced consistently. Also,
hosting services are available from independent third
parties at comparable prices, and management intends to
price all hosting fees at this price subsequent to April
2006. (See below for our consideration of VSOE under SOP
97-2.)

Per originator per month fee	This fee is variable by customer based on the number of
originators using the product each month. Because there are
no fixed minimum fees, there are no fixed or guaranteed
revenues associated with them. The fee per originator is
recognized monthly as actual originators are set up to use
the product.

Training fee	Standard list price of $1,500 per day. Used consistently in
all contracts and consistently priced when sold separately
on a stand-alone basis.

Per transaction fee	This fee is variable by customer based on the number of
transactions processed each month. Because there are no
fixed minimum fees, there are no fixed or guaranteed
revenues associated with them. The fee per transaction is
recognized monthly as actual customer transactions occur.

Barbara C. Jacobs
September 6, 2006

In assessing our VSOE for the ACH and Remote Deposit products, we specifically considered Paragraph 10 of SOP 97-2, which indicates:

If an arrangement includes multiple elements, the fee should be allocated to the various elements based on vendor-specific objective evidence of fair value, regardless of any separate prices stated within the contract for each element. Vendor-specific objective evidence of fair value is limited to the following:

•	The price charged when the same element is sold separately.

•	For an element not yet being sold separately, the price established by management having the relevant authority; it must be probable that the price, once established, will not change before the separate introduction of the element into the marketplace.

During management’s evaluation of the contract terms of the ACH and Remote Deposit products, we evaluated the pricing of the various elements. We noted that pricing for the various elements had not historically been consistent under GTI management pre-acquisition. Further, due to the initial contract period of the ACH and Remote Deposit products (generally five years), no licenses had ever been renewed. In fact, the first renewals for these products will begin in the last four months of 2006. During our evaluation of the contract terms and pricing, our management (including our CEO, CFO and SVP of Sales) established a pricing policy that we now use to price all sales of the ACH and Remote Deposit products. We will also use these prices consistently when our contracts begin to renew. As a result of the analysis, we concluded that, for all elements of the ACH and Remote Deposit contracts other than the up-front license fee, we had evidence of VSOE of the fair value based on:

(1)	sales of the element when sold separately (training);

(2)	management’s establishing a consistent pricing policy for renewals (maintenance and hosting); or

(3)	the pricing of the elements being variable on a monthly basis (e.g., monthly “per originator” fees and “per transaction” fees).

Regarding the impact, if any, this change had on revenue in the second quarter and is expected to have in future periods, please see the following excerpt from the S-1 amendment we plan to file. The language we have added to the prior disclosure in response to the Staff’s comment is in bold.

“We account for the ACH and remote deposit products in accordance with SOP 97-2. We license these products under automatically renewing agreements, which allow our customers to use the software for the term of the agreement, typically five years, and each renewal period. Typically, there is an up-front fee, an annual or monthly maintenance and hosting fees for each year of the contract, and per originator and per transaction fees for processing of ACH and remote deposit transactions. We also offer training services on a per training day basis if the customer requests training. During the second quarter of 2006, we began the process of modifying Goldleaf Technologies’ ACH and Remote Deposit contracts entered into after the January 31, 2006 acquisition date. The primary modification allows customers of these products to take

Barbara C. Jacobs
September 6, 2006

possession of the software for use on an in-house basis versus the primary application service provider basis that Goldleaf Technologies typically employs. In accordance with the guidance provided in EITF No. 00-3, Application of AICPA SOP 97-2, “Software Revenue Recognition,” to Arrangements That Include the Right to Use Software Stored in Another Entity’s Hardware, this change in contractual terms results in a change in the applicable accounting literature from EITF 00-21 to SOP 97-2, Software Revenue Recognition, as modified by SOPs 98-4 and 98-9. Under SOP 97-2, if vendor specific objective evidence of fair value (“VSOE”) has been established for all undelivered elements, the residual method applies. Under the residual method, the fair value of each undelivered element is deferred, and the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements. Therefore, in April 2006, we began recognizing the up-front fees when all of the revenue recognition criteria in paragraph 8 of SOP 97-2 have been met, which is normally upon customer implementation. Revenues related to the undelivered elements are recognized as the services are delivered. Included in second quarter revenue is approximately $388,000 related to up-front fees for contracts entered into in the first quarter that were amended in the second quarter as discussed above and approximately $434,000 related to up-front fees for contracts entered into in the second quarter. Had we not adopted this change, the total of $822,000 in additional revenue in the first two quarters of 2006 would have been spread over the estimated life of the client relationships, which is approximately 60 months. The effect of this change on how we recognize revenue from sales of these products in future quarters will be to accelerate the amount of revenue we recognize in each quarter in which we sell the products, although the precise amount will vary depending on the number and dollar amount of our contracts.”

             Please call me at (404) 817-6189 if I can answer any questions regarding this letter.

Sincerely,

/s/ Charles D. Vaughn
Charles D. Vaughn

cc:     Jay Ingram
          Tamara Tangen
          Craig Wilson
          G. Lynn Boggs